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                                    EXHIBIT 1

                                LETTER OF INTENT

October 25, 1999



Mr. Mark Bragg
Financial Services Provider Network, Inc.
801 E. Taquitz Canyon Way
Suite 101
Palm Springs, CA  92262

Dear Mark:

        This letter is intended to summarize our recent discussions between Pacific Softworks, Inc. and Financial Services Provider Network.

         1. Pacific Softworks, Inc. ("PSI") is desirous of entering into a strategic relationship with Financial Services Provider Network, Inc. ("FSPN") to jointly develop certain specific aspects of their respective businesses.

         2. FSPN, is currently in the process of procuring additional capital and PSI is interested in investing, under certain circumstances, up to Three Million Dollars ($3,000,000) to assist in FSPN's development.

         3. PSI is investigating the acquisition of an independent Internet Service Provider ("ISP").

         4. If PSI acquires, or otherwise enters into a formal agreement with, an ISP whereby PSI can offer FSPN Internet connection services for FSPN's customers, PSI will have the right to explore and enter into discussions relating to ISP, to provide Internet connection services to FSPN'S customers. The primary focus of such discussion will center on performance and areas of potential service.


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         5.    Subject to entering into a definitive agreement, PSI would be willing to invest One Million Dollars ($1,000,000) at the time of closing with FSPN and subject to other conditions, invest up to an additional Two Million Dollars ($2,000,000) by December 31, 1999.

         6. At a minimum, PSI would expect this investment to be subject to the following terms and conditions:

               A. FSPN and PSI will endeavor to develop areas of common interest as they relate to software and hardware requirements.


Mr. Mark Bragg
October 25, 1999
Page Two



               B. PSI's investment in FSPN will be valued at a Twenty Million Dollars ($20,000,000) current evaluation of FSPN, i.e., for the first $1,000,000 invested, PSI would receive 5% of the fully diluted outstanding stock of FSPN.

                      For each additional One Million Dollars ($1,000,000) invested by PSI, within 30 days of closing, (up to an additional $2,000,000) the evaluation of FSPN will remain at Twenty Million dollars ($20,000,000) and PSI would receive 5% per One Million Dollars, of the fully diluted outstanding stock of FSPN.


        In the event that additional funds are invested after 31 days from the date of closing, the evaluation of FSPN will increase to Twenty Five Million Dollars ($25,000,000) and PSI's interest would decrease to 4% of the fully diluted outstanding stock of FSPN, per One Million Dollars ($1,000,000) invested.



        PSI dilution after the initial investment will be in parity with existing stockholders

               C. PSI will have the right to appoint one Director to FSPN's Board of Directors and PSI will invite


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                      Mr. Mark Bragg to serve on the Board of Directors of PSI,
                      if he wishes.

               D. PSI and FSPN will agree to discuss ISP services that are anticipated to be provided by PSI, or its affiliate. The terms by which said ISP services could be provided shall be included in a separate agreement that will cover the quality of service, schedule of service to be provided, cost of service, and FSPN's possible participation in the revenues generated by the ISP based on certain levels of volume of new customers to the ISP by customers of FSPN.

               E. PSI and FSPN will negotiate a first right of refusal for embedded Internet technologies to be provided by PSI for use by FSPN, or its partners, in delivering FSPN products and services via automated teller machines. Said Internet technologies will include, but will not be limited to, embedded Web browsers, networking protocol stacks and thin client technologies.

               F. The Parties represent and warrant that no brokers, investment bankers or other "finders" are involved in introducing the Parties to each other and that no brokers, investment bankers or other finders' fees are owed to any person.

               G. The negotiation, execution and delivery of a definitive binding written agreement and such other documentation as may be necessary or appropriate, all in form and substance satisfactory to PSI and FSPN, and will include customary representations and warranties which shall survive the closing of the Agreement as well as customary conditions precedent and indemnification.


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Mr. Mark Bragg
October 25, 1999
Page Three



               H. The completion by PSI and FSPN and their respective accountants, counsel and other experts of a customary due diligence investigation with respect to the business and affairs (including business, financial and legal matters) of PSI and FSPN and the resolution, in a manner satisfactory to the Parties of any and all issues raised as a result of such investigation.

               I. The receipt of all necessary and appropriate corporate stockholder, and governmental approvals by the Parties to enter into, and consummate the transactions contemplated by the Agreement.

               J. The obtaining of such consents and approvals from third parties as may be required in order lawfully to consummate a definitive agreement without violating any contract or rights of third parties.

               K. The occurrence prior to the Closing Date (as defined within the definitive agreement) of no material adverse change in the financial condition, business or prospects of any of the Parties and no threatened litigation with respect to the transactions contemplated hereby or otherwise with respect to any of the Parties.

         7. The Parties represent that each has the necessary power and authority to execute and deliver this Letter. By executing and delivering this Letter each of the Parties represents that to their knowledge none the Parties nor any stockholder of any of the Parties is in violation of, breach of or default under any material contract, agreement or understanding, whether oral or written, to which the Parties or stockholders is a party.

         8. This Letter is only an expression of mutual interest by the Parties concerning some aspects of the proposed transactions described herein, it being understood that all of the material terms of such proposed transactions


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               are not yet agreed upon between the Parties and still must be agreed upon mutual satisfaction of all the Parties.

        9.     Except as explicitly otherwise set forth in this Letter

                    o No liabilities or obligations of any kind whatsoever are intended to be created hereby between the Parties;

                    o This Letter is not intended to constitute a legally binding contract or to consummate the proposed transactions described herein and is not an agreement to enter into a legally binding agreement;

                    o Any binding legal obligation of any nature between the Parties shall be only set forth in the definitive Agreement;

                    o No party may claim any legal rights against the other by reason of the execution of this Letter or by taking any action in reliance thereon; and

                    o Each Party shall bear its own costs in connection with this Letter and the Agreement contemplated thereby.

Mr. Mark Bragg
October 25, 1999
Page Four

        10. The Parties intend in good faith to use their best efforts to proceed promptly with the negotiation, execution and the delivery of the definitive agreement and the closing transactions contemplated by this Letter. This Letter shall terminate and, except as set forth in Item 1O, shall be of no further force or effect if the Agreement has not been approved by PSI's and FSPN's Boards of Directors, all required regulatory agencies and, if required, submitted to the stockholders of PSI and FSPN for approval by November 1, 1999 or any other date that may be mutually acceptable to the Parties.

        11. It is expressly understood that none of the above funds will be invested or disbursed until PSI has performed complete due diligence and review, and complete documentation presented to the PSI Board and only after the approval of the Board will the investment be made.


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If the terms and conditions set forth in this Letter correctly set forth our understanding, please execute this Letter in duplicate and return one fully executed copy to me at your convenience.

If this Letter has not been executed and returned to us by October 27, 1999, it shall be deemed null and void.

Very truly yours,


Glenn P. Russell
President and CEO

The foregoing correctly sets forth our understanding:

FINANCIAL SERVICES PROVIDER NETWORK, INC.


By
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Title:
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Dated:
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